

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2012

Via E-Mail
Tanke Biosciences Corporation
Guixiong Qiu
Chief Executive Officer
Room 2801 East Tower
Of Hui Hao BLDG
No. 519 Machang Road
Pearl River New City
Guangzhou F4 510627
China

> **Re:** **Tanke Biosciences Corporation**
> **Form 8-K filed January 26, 2012**
> **File No. 000-53529**

Dear Guixiong Qiu:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief